Human BioSystems

1127 Harker Avenue

Palo Alto, California 94301

January 26, 2008

Ms. Nandini Acharya

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:  Human BioSystems

                    Registration Statement on Form S-1

                    Filed January 13, 2009

                    File No. 333-156706

Dear  Ms. Acharya:

We are in receipt of your comment letter dated January 26, 2009 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by the Staff.  For your convenience, the question is listed below, followed by the Company’s response.

General

1.

We note that you have reduced the size of your offering to 36,675,551 shares. We further note your response to comment 1 of our comment letter dated December 22, 2008 stating that all of the shares under the previous registration statement have been sold.  It is unclear from your response whether the shares were put and sold to the selling shareholder or whether all of the shares have actually been resold by the selling shareholder to third parties.  Please clarify whether substantially all of the shares sold to date pursuant to the February 13, 2008 registration statement have actually been resold by the selling shareholder to third parties.  If substantially all of the shares have been resold by the selling shareholder, please tell us the amount of time that has passed since the selling shareholder and its affiliates completed the resale.  Please note that we will treat as a different transaction any registration statement that registers securities for resale by an investor after the latter of:

•

60 days after the time that investor and its affiliates have resold substantially all of the securities registered for sale under a prior registration statement; or

•

Six months after the effective date of a prior registration statement for the same investor or its affiliates.

To the extent that substantially all of the shares previously registered pursuant to the registration statement that was declared effective on February 13, 2008 have not been resold, we will continue to consider the total number of shares being registered on the previous registration statement and this registration statement when determining whether the offering appears to be a primary or a secondary offering.

Answer:

Please note that all shares registered in the S-1 have actually been resolved by the selling shareholders to third parties.  In addition it has been over 60 days since the selling shareholder have resold substantially all of the securities registered for sale under a prior registration statement and it has also been six months since the effective date of a prior registration statement for the same investors.  Based upon the above, it is our understanding that this is a secondary offering.

Finally, we acknowledge the following:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUMAN BIOSYSTEMS

By: /s/ Harry Masuda

      Name: Harry Masuda

      Title: CEO